Exhibit (d)(2)

KEEP WELL AGREEMENT

THIS AGREEMENT dated November 10, 2009

AMONG:

SMITH & NEPHEW INC., a corporation incorporated under the laws of Canada (“S&N Canada”), SMITH & NEPHEW (OVERSEAS) LIMITED, a corporation formed and organized under the laws of England and Wales (“S&N Overseas”) (S&N Canada and S&N Overseas are sometimes hereinafter referred to collectively as “S&N”)

- and -

THE WESTAIM CORPORATION, a corporation incorporated under the laws of Alberta (“Westaim”)

WHEREAS:

A.	Westaim holds approximately 75% of the issued and outstanding common shares of Nucryst Pharmaceuticals Corp. (“Nucryst Canada”) and Nucryst Canada holds 100% of the issued and outstanding common shares of Nucryst Pharmaceuticals Inc. (“Nucryst USA” and collectively with Nucryst Canada, “Nucryst”);

B.	Contemporaneously with the execution of this Keep Well Agreement Nucryst is entering into an asset purchase agreement with S&N (the “Purchase Agreement”);

C.	It is a condition of the Purchase Agreement that Westaim execute this Keep Well Agreement.

NOW THEREFORE, to induce S&N to enter into the Purchase Agreement and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto covenant and agree as follows:

ARTICLE I

INTERPRETATION

1.1	Definitions

The capitalized terms used in this Keep Well Agreement which are defined in the Purchase Agreement shall, unless otherwise defined in this Keep Well Agreement, have the meanings set out in the Purchase Agreement.

1.2	Headings and Table of Contents

The inclusion of headings in this Keep Well Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Gender and Number

In this Keep Well Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.4	Currency

Except where otherwise expressly provided, all amounts in this Keep Well Agreement are stated and shall be paid in United States currency.

1.5	Invalidity of Provisions

Each of the provisions contained in this Keep Well Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.6	Entire Agreement

This Keep Well Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this agreement, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto.

1.7	Waiver, Amendment

Except as expressly provided in this Keep Well Agreement, no amendment or waiver of this Keep Well Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Keep Well Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Keep Well Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8	Governing Law

This Keep Well Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.9	Calculation of Time Periods

Unless otherwise specified in this Keep Well Agreement, time periods within which or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

1.10	Successors and Assigns

This Keep Well Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing herein, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Keep Well Agreement.

ARTICLE II

KEEP WELL

2.1	Keep Well

Westaim hereby covenants with S&N as follows:

(a)	Westaim shall not take any action if such action would result in Nucryst breaching its covenant set forth in section 8.13 of the Purchase Agreement (the “Net Worth Covenant”). In the foregoing sentence, “action” includes, without limitation, the act of voting securities of Nucryst in support of resolutions to declare dividends, return capital, transfer property or assume liabilities.

(b)	In the event that:

(i)	Nucryst is in breach of the Net Worth Covenant;

(ii)	S&N has provided to Nucryst, within the Net Worth Period, written notice of an Indemnity Claim in accordance with section 9.3 of the Purchase Agreement;

(iii)	it has been finally determined in accordance with sections 9.4, 9.5 or 11.2 of the Purchase Agreement that S&N is entitled to payment of such Indemnity Claim; and

(iv)	Nucryst fails to satisfy such Indemnity Claim within thirty days after such final determination,

Westaim shall satisfy such Indemnity Claim; provided that the aggregate liability of Westaim under this Keep Well Agreement shall not exceed $4,000,000 less the amount of any Indemnity Claims paid by Nucryst.

ARTICLE III

GENERAL PROVISIONS

3.1	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice or other communication, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:

(a)	if to Westaim

The Westaim Corporation

212 King Street West, Suite 201

Toronto, Ontario M5H 1K5

Attention: Chief Financial Officer

Facsimile: (416) 203-0734

(b)	if to S&N:

c/o Smith & Nephew, Inc.

1450 Brooks Road

Memphis, Tennessee 38116

Attention: General Counsel

Facsimile: (901) 396-7824

3.2	Assignment

No party may assign any of it rights or obligations hereunder without the prior written consent of the other parties.

3.3	Counterparts

This Keep Well Agreement may be executed in counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF the Parties hereto have duly executed this Keep Well Agreement on the day and year first written above and made effective as of the Closing Date.

SMITH & NEPHEW INC.		SMITH & NEPHEW, INC.

Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:

T.J. SMITH & NEPHEW LIMITED		THE WESTAIM CORPORATION

Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
Name: Title: